Exhibit 99.2

RECENT DEVELOPMENT

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” “our Company,” “Bitdeer” refer to Bitdeer Technologies Group. Capitalized terms not otherwise defined shall have the meanings ascribed to them in our annual report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 28, 2024.

Recent Developments

Acquisition of FreeChain Business

On September 13, 2024, we completed the acquisition (the “FreeChain Acquisition”) of all the issued and outstanding shares of FreeChain Inc., an exempted company with limited liability incorporated under the laws of Cayman Islands (“FreeChain”) from certain individuals and the individuals’ holding companies (collectively, the “FreeChain Sellers”). Pursuant to the agreement, we agreed to acquire 100% shares of FreeChain in exchange for 20 million Class A ordinary shares. Bitdeer Shares issued to certain FreeChain Sellers will vest in equal instalments over a period of five or seven years, subject to the terms and conditions therein. Certain FreeChain Sellers also agreed not to transfer 50% of the issued Bitdeer Shares for a period of six months and the remaining 50% of the issued Bitdeer Shares for a period of 12 months, each following the closing.

Share Repurchase Program

On September 6, 2024, our board of directors approved a share repurchase program under which we may repurchase up to US$10,000,000 worth of its Class A Ordinary Shares, effective from September 9, 2024 through September 8, 2025. As of September 23, 2024, we have repurchased 145,762 Class A ordinary shares for approximately US$0.9 million under the share repurchase program.

Convertible Notes Offering

On August 20, 2024, we issued US$172,500,000 aggregate principal amount of 8.50% convertible senior notes due 2029 (the “Convertible Notes”), including US$22,500,000 aggregate principal amount of Convertible Notes pursuant to the exercise in full by the underwriters in that offering of their over-allotment option to purchase additional Convertible Notes.

Private Placement

On May 30, 2024, we entered into a Subscription Agreement for a private placement (the “Private Placement”) with Tether International Limited, a BVI company (“Tether”), pursuant to which we issued to Tether (i) 18,587,360 Class A Ordinary Shares, and (ii) a warrant to purchase up to 5,000,000 Class A Ordinary Shares (the “Warrant”) at an exercise price equivalent to US$10.00 per Class A Ordinary Share. We received US$100,000,000 in proceeds from the Private Placement, and will receive up to an additional US$50,000,000 if the Warrant is fully exercised. The Warrant is subject to customary anti-dilution provisions reflecting share dividends and splits or other similar transactions, and weighted average anti-dilution protection with respect to the issuance of ordinary shares or ordinary share equivalents for consideration per share less than the initial exercise price of the Warrant. The Warrant will remain exercisable at the election of Tether within 12 months after the closing of the Private Placement on May 30, 2024.

Acquisition of Norway Business

On April 15, 2024, we completed the acquisition (the “Norway Acquisition”) of all the shares in TROLL HOUSING AS and TYDAL DATA CENTER AS from BRYHNI.COM AS and RENOL INVEST AS (collectively, the “Norway Sellers”). In connection with the completion of the Norway Acquisition, on April 15, 2024, we entered into: (1) a US$15,000,000 secured and freely tradable consideration loan note (the “Note Purchase Agreement”) with a maturity date of five years from April 15, 2024, and with a coupon rate of 6% per annum, accompanied by collateral in the form of a first priority share pledge over the shares in TROLL HOUSING AS and TYDAL DATA CENTER AS; and (2) a call option agreement which granted the Norway Sellers the option to acquire US$15,000,000 worth of Class A Ordinary Shares at a strike price of US$35.96 per Class A Ordinary Share.

As of August 31, 2024, we have made a partial repayment of the outstanding principal balance under the Note Purchase Agreement in the amount of US$5,000,000.

At Market Issuance

On March 18, 2024, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Needham & Company, LLC, Roth Capital Partners, LLC, StockBlock Securities LLC and Rosenblatt Securities Inc. (collectively, the “Sales Agents”), pursuant to which we may offer and sell our Class A Ordinary Shares having an aggregate offering price of up to US$250,000,000 from time to time through or to the Sales Agents, as agent or principal. It is not possible to predict the actual number of Class A Ordinary Shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales.

As of August 31, 2024, we offered and sold an aggregate of 1,722,240 Class A Ordinary Shares under the At Market Issuance Sales Agreement for a total of approximately US$14.1 million.

Committed Equity Financing

On August 8, 2023, we entered into the Equity Financing Purchase Agreement with B. Riley Principal Capital II, pursuant to which we have the right to sell to B. Riley Principal Capital II, up to US$150,000,000 of our Class A Ordinary Shares, subject to certain limitations and conditions set forth therein, from time to time during the term thereof. Sales of our Class A Ordinary Shares pursuant to the Equity Financing Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to B. Riley Principal Capital II under the Equity Financing Purchase Agreement.

As of August 31, 2024, we offered and sold an aggregate of 8,089,181 Class A Ordinary Shares under the Equity Financing Purchase Agreement for a total of approximately US$62.0 million.

Non-IFRS Financial Measures

In evaluating our business, we consider and use non-IFRS measures, adjusted EBITDA and adjusted profit/(loss), as supplemental measures to review and assess our operating performance. We define adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted to exclude the changes in fair value of derivative liabilities, listing fee and share-based payment expenses under IFRS 2, and define adjusted profit/(loss) as profit/(loss) adjusted to exclude the changes in fair value of derivative liabilities, listing fee and share-based payment expenses under IFRS 2.

We present these non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-IFRS measures facilitate investors’ assessment of our operating performance. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, investors should not consider these measures in isolation from, or as a substitute analysis for, our loss for the periods, as determined in accordance with IFRS. We compensate for these limitations by reconciling these non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating our performance. We encourage investors to review our financial information in our entirety and not rely on a single financial measure.

The following table presents a reconciliation of loss for the relevant period to adjusted EBITDA and adjusted profit, for the six months ended June 30, 2024 and 2023.

	For the Six Months Ended June 30
	2024	2023
	US$	US$
	(in thousands)
Adjusted EBITDA
Loss for the periods	(17,137)	(49,827)
Add:
Depreciation and amortization	36,491	36,223
Income tax (benefits) / expenses	2,041	(2,807)
Interest income, net	(617)	(1,385)
Listing fee	–	33,151
Change in fair value of derivative liabilities	14,230	–
Share-based payment expenses	15,896	21,847
Adjusted EBITDA	50,904	37,202

Adjusted Profit
Loss for the periods	(17,137)	(49,827)
Add:
Listing fee	–	33,151
Change in fair value of derivative liabilities	14,230	–
Share-based payment expenses	15,896	21,847
Adjusted profit	12,989	5,171

Results of Operations for the Six Months Ended June 30, 2024 and 2023

The following tables summarize our results of operations, revenue breakdown, and expenses by nature for the six months ended June 30, 2024 and 2023. This information should be read together with our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 and 2023 and related notes. The results of operations in any particular period are not necessarily indicative of our future trends.

The following table summarizes our results of operations for the periods indicated.

	For the Six Months Ended June 30
	2024 (Unaudited)	2023 (Unaudited)
	US$	US$
	(in thousands)
Revenue	218,735	166,403
Cost of revenue	(160,199)	(136,754)
Gross profit	58,536	29,649
Selling expenses	(3,863)	(4,315)
General and administrative expenses	(30,821)	(32,471)
Research and development expenses	(29,212)	(12,727)
Listing fee	–	(33,151)
Other operating incomes / (expenses)	3,177	(100)
Other net gains /(losses)	(13,020)	1,608
Loss from operations	(15,203)	(51,507)
Finance income / (expenses)	107	(1,127)
Loss before taxation	(15,096)	(52,634)
Income tax benefits /(expenses)	(2,041)	2,807
Loss for the period	(17,137)	(49,827)

The following table sets forth a breakdown of our revenue, for the periods indicated.

	For the Six Months Ended June 30
	2024 (Unaudited)		2023 (Unaudited)
	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Self-mining	90,084	41.2	34,713	20.9
Cloud hash rate	30,342	13.9	36,039	21.6
Hash rate subscription	18,400	8.4	21,877	13.1
Electricity subscription	11,713	5.4	13,994	8.4
Additional consideration from Cloud Hash Rate arrangements offered under accelerator mode	229	0.1	168	0.1
Sales of mining machines	–	–	2	*
Cloud Hosting arrangements	1,001	0.5	1,805	1.1
General Hosting	49,525	22.6	49,911	30.0
Membership Hosting	41,669	19.0	40,435	24.3
Others(1)	6,114	2.8	3,498	2.1
Total revenue	218,735	100.0	166,403	100.0

*	Less than 0.1% but not nil.

(1)
“Others” include revenue generated primarily from providing technical and human resources service, repairment services of hosted mining machines, lease of investment properties, the sale of mining machine peripherals, the sale of containerized solution product and providing AI cloud services.

The following table sets forth a breakdown by nature of our cost of revenue, selling, general and administrative, and research and development expenses for the periods indicated.

	For the Six Months Ended June 30
	2024 (Unaudited)		2023 (Unaudited)
	US$	%	US$	%
	(in thousands, except for percentages)
Staff costs: salaries, wages and other benefits	28,987	12.9	24,345	13.1
Share-based payment	15,896	7.1	21,847	11.7
Amortization of intangible assets	640	0.3	154	0.1
Depreciation:
Mining machines	9,487	4.2	11,208	6.0
Property, plant and equipment	21,392	9.5	20,376	10.9
Investment properties	1,347	0.6	1,280	0.7
Right-of-use assets	3,625	1.6	3,205	1.7
Electricity cost in operating mining machines	110,474	49.3	84,510	45.4
One-off incremental development expense	14,878	6.6	–	–
Cost of mining machines sold	–	–	4	*
Consulting service fee	3,712	1.7	5,650	3.0
Office expenses	2,058	0.9	1,894	1.0
Travel expenses	1,760	0.8	1,227	0.7
Insurance fee	1,566	0.7	692	0.4
Research and development technical service fees	1,424	0.6	1,104	0.6
Advertising expenses	1,082	0.5	628	0.3
Expenses of low-value consumables	843	0.4	1,126	0.6
Expenses of short-term leases	160	0.1	159	0.1
Logistic expenses	148	0.1	243	0.1
Expenses of variable payment lease	134	0.1	193	0.1
Others	4,482	2.0	6,422	3.5
Total cost of revenue, selling, general and administrative and research and development expenses	224,095	100.0	186,267	100.0

*	Less than 0.1% but not nil.

Comparison of Six Months Ended June 30, 2024 and 2023

Revenue

Our revenue increased from US$166.4 million for the six months ended June 30, 2023 to US$218.7 million for the six months ended June 30, 2024, primarily driven by an increase in revenue generated from self-mining.

•
Revenue generated from our self-mining business increased significantly by 159.5% from US$34.7 million for the six months ended June 30, 2023 to US$90.1 million for the six months ended June 30, 2024. The change was primarily due to (i) more Bitcoin production, which was mainly contributed by the increased self-mining hash rate from the operation of Gedu mining datacenter, which started in the second half of 2023 and throughout the first half of 2024, and (ii) higher average price of Bitcoin, the most significant type of cryptocurrency involved in our business operation. The hash rate used for self-mining, calculated on a six-month monthly average basis, was approximately 6.8 EH/s for the six months ended June 30, 2024, which increased compared to 3.6 EH/s for the six months ended June 30, 2023. We expect to remain flexible in allocating hash rate between self-mining and hash rate sales through Cloud Hash Rate, depending on the market condition.

•
Revenue generated from Cloud Hash Rate decreased by 15.8% from US$36.0 million for the six months ended June 30, 2023 to US$30.3 million for the six months ended June 30, 2024, which was primarily due to a decrease in revenue from hash rate subscription and revenue from electricity subscription. Sales price of hash rate subscription is primarily priced with reference to Bitcoin price and overall network hash rate at the time of sales and revenue generated from the subscription is recognized evenly over the duration of the subscription. Revenue from hash rate subscription did not only consist of new sales during the six months ended June 30, 2024 but also the amortized revenue from sales before 2024, which captured the historical Bitcoin price appreciation. The decrease in revenue from hash rate subscription was due to (i) the decrease of revenue contributed from the active historical subscription orders along with the gradually expiration of the orders and (ii) the lower average sales unit price of hash rate subscription orders that are effective for the six months ended June 30, 2024. The hash rate allocated to Cloud Hash Rate, calculated on a six-month monthly average basis, remained at 1.6 EH/s for the six months ended June 30, 2024 and 2023. The decrease in revenue from electricity subscription was attributable to the changes in the amount of active electricity subscription orders in the second quarter of 2024 due to lower margins for customers caused by the latest Bitcoin halving in April 2024.

•
Revenue generated from General Hosting decreased slightly by 0.8% from US$49.9 million for the six months ended June 30, 2023 to US$49.5 million for the six months ended June 30, 2024, which was primarily due to a decrease of the average hosting capacity in the second quarter of 2024 caused by the temporary shutdown of hosting mining rigs after the latest Bitcoin halving in April 2024, offset by an increase in the capacity from new General Hosting customers and increased variable consideration based on our customer’s mining rewards driven by a higher average price of Bitcoin compared to the average Bitcoin price for the six months ended June 30, 2023.

•
Revenue generated from Membership Hosting increased slightly by 3.1% from US$40.4 million for the six months ended June 30, 2023 to US$41.7 million for the six months ended June 30, 2024, primarily due to a slight increase in the average electricity cost of Membership Hosting, which was the basis of our charges to customers.

•
Revenue generated from others increased significantly by 74.8% from US$3.5 million for the six months ended June 30, 2023 to US$6.1 million for the six months ended June 30, 2024, primarily due to an increase in revenue from the sale of containerized solution products, AI cloud services and lease of investment properties.

Cost of Revenue

Our cost of revenue increased from US$136.8 million for the six months ended June 30, 2023 to US$160.2 million for the six months ended June 30, 2024, primarily driven by an increase in electricity expenses incurred for operating mining machines, partially offset by a decrease in depreciation of mining machines and share-based payments expenses incurred by mining datacenter personnel.

•
Electricity cost in operating mining machines increased by 30.7% from US$84.5 million for the six months ended June 30, 2023 to US$110.5 million for the six months ended June 30, 2024, which was primarily due to (i) the increased overall energy consumption related to the expansion of our mining datacenter operations in Bhutan since the second half of 2023, (ii) the slightly higher average electricity price in the first half of 2024 as compared to the first half of 2023.

•
Depreciation of mining machines in operating mining machines decreased by 15.4% from US$11.2 million for the six months ended June 30, 2023 to US$9.5 million for the six months ended June 30, 2024, primarily due to (i) mining machines procured prior to 2023 being fully depreciated gradually, (ii) lower depreciation cost attributed by these mining machines procured in 2023 being depreciated over a longer useful life, and (iii) a decrease in the amount of new mining machines deployed during the first half of 2024 compared to the first half of 2023, because we were focused on the research and development of our SEALMINER mining machines and expected to manufacture mining rigs by ourselves starting from the second half of the 2024.

•
Share-based payment expenses attributed to cost of revenue decreased by 48.0% from US$2.6 million for the six months ended June 30, 2023 to US$1.3 million for the six months ended June 30, 2024, due to a decrease in expense recognized according to graded vesting schedules for outstanding share awards for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Selling Expenses

Our selling expenses decreased by 10.5% from US$4.3 million for the six months ended June 30, 2023 to US$3.9 million for the six months ended June 30, 2024, primarily due to (i) a decrease in staff costs, including salaries, wages and other benefits to sales personnel, and (ii) a decrease in share-based payment expenses recognized according to graded vesting schedules for outstanding share awards for six months ended June 30, 2024, partially offset by an increase in advertising expenses.

General and Administrative Expenses

Our general and administrative expenses decreased by 5.1% from US$32.5 million for the six months ended June 30, 2023 to US$30.8 million for the six months ended June 30, 2024, primarily due to (i) a decrease in share-based payment expenses recognized according to graded vesting schedules for outstanding share awards for six months ended June 30, 2024, and (ii) a decrease in consulting service fee, partially offset by an increase in staff costs, including salaries, wages and other benefits to general and administrative personnel.

Research and Development Expenses

Our research and development expenses increased by 129.5% from US$12.7 million for the six months ended June 30, 2023 to US$29.2 million for the six months ended June 30, 2024, primarily due to (i) a US$14.9 million one-off incremental development expense related to the SEAL01 chip for the six months ended June 30, 2024 and (ii) an increase in staff costs, including salaries, wages and other benefits to research and development personnel, partially offset by a decrease in share-based payment expenses recognized according to graded vesting schedules for outstanding share awards for six months ended June 30, 2024.

Listing Fee

We recorded listing fee of US$33.2 million for the six months ended June 30, 2023 in relation to the Business Combination with Blue Safari Group Acquisition Corp., compared to nil for the six months ended June 30, 2024.

Other Operating Income/(Expenses)

We incurred other operating expenses of US$0.1 million and generated other operating income of US$3.2 million for the six months ended June 30, 2023 and 2024, respectively. This change was primarily driven by the increase of net gain on disposal of cryptocurrencies.

Other Net gains /(losses)

We recorded other net gain of US$1.6 million for the six months ended June 30, 2023, primarily due to the net gains on the changes in fair value of financial assets at fair value through profit or loss. We recorded other net loss of US$13.0 million for the six months ended June 30, 2024, primarily due to a US$14.2 million loss of the fair value change for Tether warrants, partially offset by the net gains on the changes in fair value of financial asset at fair value through profit or loss.

Loss from Operations

As a result of the foregoing, we recorded a loss from operations of US$51.5 million and US$15.2 million for the six months ended June 30, 2023 and 2024, respectively.

Income Tax benefits /(expenses)

We recorded income tax benefit of US$2.8 million and income tax expenses of US$2.0 million for the six months ended June 30, 2023 and 2024, respectively.

Net Loss

As a result of the foregoing, we incurred a net loss of US$49.8 million and US$17.1 million for the six months ended June 30, 2023 and 2024, respectively.

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of US$203.9 million and fiat currency investment of US$1.0 million in unlisted debt instruments, redeemable on demand. We have financed our operations primarily with cash flow from disposal of cryptocurrencies earned from principal business operations, as well as through the issuance of securities in registered offerings and private placement transactions. We believe that our cash and cash equivalents and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 18 months.

Our cash and cash equivalents increased from US$144.7 million as of December 31, 2023 to US$203.9 million as of June 30, 2024, primarily attributable to proceeds from issuance of Class A Ordinary Shares, partially offset by our construction expenditure of mining datacenters in Norway and Bhutan and the prepayment to purchase wafers for the upcoming production of our SEALMINER rigs.

Our material cash requirements as of June 30, 2024 primarily include our purchase of plant, property and equipment, lease obligations and borrowings. Other than those discussed below, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2024.

Purchase of property, plant and equipment, investment properties and intangible assets.  Purchase of property, plant and equipment, investment properties and intangible assets primarily consist of the purchase of machinery, equipment and other expenditure associated with mining datacenter construction and operations. The total cash outflow for the purchase of property, plant and equipment, investment properties and intangible assets were US$24.6 million and US$46.9 million for the six months ended June 30, 2023 and 2024, respectively. As of June 30, 2024, we had commitments that are scheduled to be paid within 12 months for the construction of mining datacenters of approximately US$20.4 million, of which approximately US$7.6 million was recognized in payables as of June 30, 2024.

Lease obligations.  We occupy most of our office premises and certain mining datacenters under lease arrangements, which generally have an initial lease term between two to 30 years. Lease contracts are typically made for fixed periods but may have extension options. Any extension options in these leases have not been included in the lease liabilities unless we are reasonably certain to exercise the extension option. Periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The total cash outflow for leases, including the capital element of lease rentals paid and interests paid on leases for the six months ended June 30, 2023 and 2024 was approximately US$3.9 million and US$4.3 million, respectively. As of June 30, 2024, lease liabilities mature based on contractual undiscounted payments within 12 months and over 12 months were US$8.3 million and US$95.4 million, respectively.

Borrowings.  Our borrowings as of June 30, 2024 represented a total commitment of US$37.8 million relating to (i) the principal of US$30,000,000 8% coupon unsecured convertible note, net of unamortized discount and interests, due July 2023 issued pursuant to such subscription agreement dated July 23, 2021, between us and VENTE Technology Group Investments L.P. (“VENTE”) as the noteholder, as amended by the First Amendment to Definitive Certificate for the Convertible Notes, dated December 15, 2021, by and same parties, and further amended by the Second Amendment to Definitive Certificate for the Convertible Notes, dated July 22, 2023, by the same parties, as a result of which we have repaid US$7,000,000 in principal (and interest accrued thereon from July 1, 2023) of the then outstanding note, and extended the maturity of such note to July 21, 2025, by when we will pay the remainer of the note; in addition, US$3,000,000 principal amount of the unsecured convertible note was converted into Class A Ordinary Shares in July 2024; and (ii) the principal of US$15,000,000 6% coupon secured notes, net of unamortized premium and interests, due April 2029 issued pursuant to such note purchase agreement dated April 15, 2024, among us, various investors from time to time, Norwegian AI Technology AS and Nordic Trustee AS; as of August 31, 2024, we have made a partial repayment of the outstanding principal balance under such note purchase agreement in the principal amount of US$5,000,000.

For additional information regarding (i) the US$172,500,000 aggregate principal amount of 8.5% convertible senior notes due 2029 issued on August 20, 2024, (ii) the Private Placement on May 30, 2024, (iii) At Market Issuance Sales Agreement dated March 18, 2024, and (iv) Equity Financing Purchase Agreement dated August 8, 2023, see “––Recent Developments.”

We intend to fund our existing and future material cash requirements primarily with our cash and cash equivalent and anticipated proceeds from disposal of cryptocurrencies in connection with our principal business, which is classified as an investing activity. However, our future capital requirements will depend on many factors, including market acceptance of cryptocurrency, our growth, our ability to scale up our infrastructure and hash rate, our ability to effectively control costs, our ability to attract and retain customers, our ability to continue the research and development of mining rig chips, our ability to manufacture the mining rigs, the continuing market acceptance of our offerings, expansion of sales and marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, there is a possibility we may not be able to raise it on term acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operations and financial condition could be adversely affected.

We have not entered into any commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cash Flows

The following table sets forth our consolidated statements of cash flows for the six months ended June 30, 2023 and 2024.

	For the Six Months Ended June 30
	2024 (Unaudited)	2023 (Unaudited)
	US$	US$
	(in thousands)
Net cash used in operating activities	(206,295)	(157,129)
Net cash generated from investing activities	112,481	67,799
Net cash generated from / (used in) financing activities	153,425	(10,283)
Net increase / (decrease) in cash and cash equivalents	59,611	(99,613)
Cash and cash equivalents at the beginning of the periods	144,729	231,362
Effect of movements in exchange rates on cash and cash equivalents held	(458)	(1,546)
Cash and cash equivalents at the end of the periods	203,882	130,203

Operating Activities

Net cash used in operating activities was US$206.3 million for the six months ended June 30, 2024. The difference between our net loss of US$17.1 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of cryptocurrencies of US$201.0 million, (ii) changes in prepayments and other assets of US$38.1 million primarily associated with prepayments made to suppliers, and (iii) changes in other payables and accruals of US$9.1 million associated with operating expenses, partially offset by (i) an adjustment for depreciation and amortization of US$36.5 million primarily relating to the depreciation of mining machines used in our principal business operations and property, plant and equipment used in connection with our mining datacenters during this period, (ii) an adjustment for share-based payment expenses of US$15.9 million for the issuance of options pursuant to our share incentive plans, and (iii) an adjustment for change in the fair value of US$14.2 million for Tether warrants.

Net cash used in operating activities was US$157.1 million for the six months ended June 30, 2023. The difference between our net loss of US$49.8 million and the net cash used in operating activities was primarily attributable to (i) adjustments for revenues recognized on acceptance of cryptocurrencies of US$153.5 million, (ii) changes in prepayments and other assets of US$39.6 million primarily associated with deposits and prepayments made to suppliers, and (iii) changes in other payables and accruals of US$4.8 million associated with operating expenses, partially offset by (i) an adjustment for depreciation and amortization of US$36.2 million primarily relating to the depreciation of mining machines used in our principal business operations and property, plant and equipment used in connection with our mining datacenters during this period, (ii) an adjustment for listing fee of US$33.2 million related to the Business Combination, and (iii) an adjustment for share-based payment expenses of US$21.8 million for the issuance of options pursuant to our share incentive plans.

Investing Activities

Net cash generated from investing activities was US$112.5 million for the six months ended June 30, 2024, which was primarily attributable to proceeds from disposal of cryptocurrencies of US$169.7 million, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$46.9 million and (ii) cash paid for the Norway Acquisition, net of cash acquired, of US$6.3 million.

Net cash generated from investing activities was US$67.8 million for the six months ended June 30, 2023, which was primarily attributable to (i) proceeds from disposal of cryptocurrencies of US$125.2 million and (ii) proceeds from redemption on fiat currency investment of US$31.1 million in unlisted debt instruments, partially offset by (i) purchase of property, plant and equipment, investment properties and intangible assets of US$24.6 million and (ii) purchase of mining machines of US$62.5 million for the newly built Gedu mining datacenter.

Financing Activities

Net cash generated from financing activities was US$153.4 million for the six months ended June 30, 2024, which was primarily attributable to (i) the US$98.5 million in net proceeds from the Private Placement, after deducting the underwriters’ discounts and commissions and relevant offering expenses, (ii) proceeds from issuance of ordinary shares under the Equity Financing Purchase Agreement, net of transaction costs, of approximately US$51.6 million, and (iii) proceeds from issuance of ordinary shares under the At Market Issuance Sales Agreement, net of transaction costs, of approximately US$5.6 million, offset by the capital element of lease rentals paid of US$2.6 million.

Net cash used in financing activities was US$10.3 million for the six months ended June 30, 2023, which was primarily attributable to the cash payment of US$7.7 million mainly related to the transaction cost of the Business Combination and capital element of lease rentals paid of US$2.6 million.